EXHIBIT 2

For Immediate Release

Contact: Employee Solutions, Inc.

Mark J. Gambill
Sr. Vice Pres., Sales and Marketing

Morris C. Aaron, CFO & Treasurer
(602) 955-5556

EMPLOYEE SOLUTIONS, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

(PHOENIX) February 9, 1998 -- Employee Solutions, Inc. (Nasdaq:ESOL), a leading professional employer organization (PEO), announced today that its Board of Directors has adopted a Shareholder Rights Plan.

    Under the plan, each stockholder will receive a dividend of one right for each share of ESI's outstanding common stock. Marvin D. Brody, Chairman of the Board and Chief Executive of ESI, said, "The rights are designed to protect the company and its stockholders against market accumulation programs and other abusive takeover tactics. They are not aimed at preventing a takeover but rather are intended to encourage a potential buyer to negotiate appropriately with the Board prior to attempting a takeover." Mr. Brody further indicated that there have been no known attempts to acquire control of the company.

     Initially, the rights are attached to the company's common stock and are not exercisable. They become detached from the common stock and become immediately exercisable after any person or group becomes the beneficial owner of 15 percent of more of the company's common stock or 10 days after any person or group announces a tender or exchange offer that would result in that same beneficial ownership level, subject to certain exceptions.

    If a buyer becomes a 15 percent owner in the company, all rights holders, except the buyer and certain related persons, will be entitled to purchase preferred stock in the company at a price discounted from the then market price. In addition, if the company is acquired in a merger after such an acquisition, all rights holders, except the buyer and certain related persons, will also be entitled to purchase stock in the buyer at a discount in accordance with the plan.

    The distribution of rights will be made to common stockholders of record on February 20, 1998, and shares of common stock that are newly-issued after that date will also carry rights until they become detached from the common stock. The rights will expire on February 19, 2008. The company may redeem the rights for $0.001 each at any time before a buyer acquires a 15 percent position in the company, and under certain other circumstances. The rights distribution is not taxable to stockholders.
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     Employee Solutions,  Inc., is a leading PEO providing employers  throughout the United States with comprehensive employee payroll, human resources and benefits outsourcing services. The Company's integrated outsourcing services
include  payroll  processing  and  reporting,   human  resource  administration,
employment regulatory compliance management, risk services/workers' compensation insurance services, retirement and health care programs and non-employment-related products and services provided directly to worksite employees.
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